Yayi International Inc. No.9, Xingguang Road, Northern Industrial Park of Zhongbei Town, Xiqing District, Tianjin, 300384, China

March 2, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Alexandra M. Ledbetter

Re:	Yayi International Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 31, 2011
File No. 333-170172

We hereby submit the responses of Yayi International Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 24, 2011, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Registration Statement on Form S-1

1.	In your next amendment, please update your registration statement to include financial statements and related disclosure covering the fiscal quarter ended December 31, 2010.

Company Response: We have updated the Registration Statement and included financial statements and related disclosure covering the fiscal quarter ended December 31, 2010.

2.	We note your response to comment 5 in our letter dated November 24, 2010. Please clarify whether each source is publicly available at nominal or no cost.

Company Response: Each source we provided in our response to comment 5 in the Staff’s letter dated November 24, 2010 is publicly available at no cost.

Risk Factors, page 8

3.

We note your responses to comments 45 and 46 in our letter dated November 24, 2010. Please discuss the advances to Tianjin Mengyang as a risk factor. Your disclosure should discuss the risk that you may be unable to collect amounts due to you should Tianjin Mengyang be unable to complete the project. Quantify the amount at risk and discuss its materiality to your financial statements. Also discuss steps that you take, if any, to assess the credit worthiness of Tianjin Mengyang and the likelihood that you would be successful in recovering amounts that maybecome due to you. We note that these advances comprise approximately 36% of your assets at September 30, 2010. Refer to Regulation S-K, Item 503(c) and related guidance.

Company Response: We have included the following risk factor in the Amendment No. 2 to the Registration Statement:

Failure to timely collect amounts due to us from Tianjin Mengyang should Tianjin Mengyang fail to complete construction projects relating to the building of an office building, warehouses and factory for us could adversely affect our liquidity, financial condition and results of operations.

Pursuant to our agreements with Tianjin Mengyang Biological Development Co., Ltd, or Tianjin Mengyang, as of December 31, 2010, we had paid Tianjin Mengyang an aggregate of $15,737,696 as advances to purchase an office building and certain warehouses and factory. These advances accounted for approximately 29% of our total assets as of December 31, 2010. After several delays, the construction of these projects was completed in September 2010. These projects are currently under inspections by the relevant PRC government authorities before they can be delivered to us by Tianjin Mengyang. Although we expect that the inspections will be completed during the second calendar quarter of 2011, there is no guarantee that these projects will not continue to be delayed. According to the agreements between us and Tianjin Mengyang, if these projects continue to be delayed due to construction quality issues, we have a right to terminate the agreements and under the contract law of PRC, are entitled to receive a full refund of the paid advances plus any accrued interests from Tianjin Mengyang. However, there is no assurance that Tianjin Mengyang will pay us the full advances plus interests timely upon our request. Our ability to collect the amounts that may become due to us from Tianjin Mengyang could be impacted by various factors such as a deterioration in the financial condition of Tianjin Mengyang, inability of Tianjin Mengyang to obtain bank credit lines and our efforts to pursue collections. If our collection efforts fail, we may have to undertake costly litigation to collect these amounts or request possession of the properties that we intend to purchase. Any such lawsuit would be time-consuming and result in substantial costs and diversion of management resources, either of which could harm our business, operating results and financial condition.

Results of Operation, page 33

4.

We note your response to comment 26 in our letter dated November 24, 2010. Tell us how the $27 million sales value received by you as a result of distributor contracts as of September 30, 2010, was recognized in your financial statements. We note that total sales for the five months ended March 31, 2010, were almost $7 million and that sales for the six months ended September 30, 2010, were just over $16 million. Tell us whether all of this $23 million resulted from these contracts, and reconcile the $23 million recognized to the $27 million discussed.

Company Response: The $27 million sales value was the contract amount from January 1, 2010 to September 30, 2010, which includes 17% Value-added Tax (VAT) but excludes slotting fees and adjustments on accrued sales returns. The $23 million was net sales from November 1, 2009 to September 30, 2010, excluding 17% VAT and after deduction of slotting fees and adjustments of accrued sales returns. In the process of preparing the above analysis, we realized that the slotting fees disclosure in the note 2 to the consolidated financial statements for the five months ended March 31, 2010 should be $464,849 instead of $151,619. We have revised the relevant note to the consolidated financial statements in the Amendment No. 2 to the Registration Statement.

Description of Securities, page 66

5.

We note your response to comment 34 in our letter dated November 24, 2010. Please revise your disclosure to describe briefly the exceptions to your negative covenants as set forth in the schedules to the Convertible Notes. Please also re-file the Convertible Note exhibit as a complete exhibit, including all schedules and attachments.

Company Response: We have described briefly in the section captioned “Description of Securities” of the Amendment No. 2 to the Registration Statement the exceptions of an aggregate of $19 million capital expenditures to our negative covenants as set forth in the schedules to the Convertible Notes. We also re-filed the Convertible Note, including all schedules and attachments as an exhibit to the Registration Statement.

Financial Statements for Six Months Ended September 30, 2011

Condensed Consolidated Statements of Income..., page F-4

6.

Your response to comment 40 in our letter dated November 24, 2010 indicates, in part, that costs of goat milk powder tasting bags are classified as sales expenses, while the costs of free products given to customers who purchase your products are classified as costs of goods sold. However, discussion in your MD&A regarding cost of goods sold during the interim period indicates that cost of goods sold includes costs of goat milk powder tasting bags distributed to potential customers. Based on this, it appears that either your accounting for the costs of goat milk powder tasting bags is not consistent with the description in your response, or the discussion in your MD&A is not consistent with the underlying accounting. Revise either your accounting policy or your MD&A to resolve this inconsistency.

Company Response: As part of our new marketing strategy, our sales people distributed goat milk powder tasting bags to potential customers for free and provided promotional products to purchasers of our new products (i.e., buy two get one free). The cost of tasting bags was recorded into selling expenses, while the cost of promotional products was recorded into cost of goods sold. We have deleted the reference to tasting bags in the MD&A in the Amendment No. 2 to the Registration Statement to avoid any confusion. With regard to the previous comment, please also tell us the following information:

(a)	Confirm, if true that your customers are normally distributors rather than consumers.

Company Response: We confirm that our customers are normally distributors rather than consumers.

(b)	Tell us whether the promotional products are being given away to distributors or to consumers.

Company Response: Our promotional products are being given away to consumers.

(c)	Please tell us what "tasting bags" and "promotional products" are, as described by you at the top of page 34, and tell us the difference between the two.

Company Response: “Tasting bags” refers to the 20g packages for the potential customers’ free tasting. “Promotional products” refer to our regular products that are given to customers for free under the “buy two and get one free” promotional strategy.

Notes to Condensed Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-9

Slotting fees and store charges, page F-13

7.

We note your response to comment 44 in our letter dated November 24, 2010, but are unable to understand your response. We again ask that you tell us the material terms of the contracts or agreements under which these payments are made. Please be specific. Include in your response a description of what both "slotting fees" and "barcode fees" and "store charges" entitle you to, and specifically for how long of a period you are entitled to those benefits under each contract. Additionally, given that these fees do not meet the separability aspect of the condition in ASC paragraph 65-50-45-2(a), explain to us why you believe it is appropriate to accounts for these amounts as separate, amortizable assets.

Company Response: We entered into a purchase agreement with each of the distributors (the “Purchase Agreement”). Distributors in turn entered into sales agreements with retail outlets including supermarkets, local grocery stores and infant-maternity stores (the “Sales Agreement”). Pursuant to the Purchase Agreement, we are responsible for the payment of slotting fees charged by the retail outlets to sell our products. As a result, according to the Purchase Agreement, we have all the rights arising from the payment of the expenses related to the distribution of our products, such as barcode fees, in-store promotion personnel management fees, and store charges under the Sales Agreements. If one distributor ceases to conduct business with the retail outlet that it develops, it is required to assign its rights and obligations with respect to this retail outlet under the Sales Agreement to a new distributor designated by us.

Slotting fees usually refer to the consideration paid by a vendor to a reseller to obtain space for the vendor’s products displayed on the reseller’s store shelves. It also includes the vendor’s payment for other types of product display arrangements such as the brand development and new product introduction arrangements. For us, the “slotting fees” means the payment we made to the retail outlet consisting of barcode fees and store charges related to new product sales.

The “barcode fees” is the payment for the space in the reseller’s store in an amount of the scanned barcode fee per unit multiplied by the number of unit of products in total.

The “store charges” is one of the components of the slotting fees. It is a payment from a vendor to a reseller to display the vendor’s products in the store in some specific ways. To clarify our disclosure, we have accordingly revised the relevant notes to the financial statements included in the Amendment No. 2 to the Registration Statement.

We set up a one-year amortization period as we typically launch new products once a year and the term of both Purchase Agreement and Sales Agreement is typically one year as well. As a result, the benefits we receive under both Purchase Agreement and Sales Agreement are for one year.

Advances, page F-15

8.

We note your response to comment 38 in our letter dated November 24, 2010. Tell us whether the "Advance to branch manager" represents, amounts due to you from your own regional offices and, if so, why this should not be classified as cash.

Company Response: We prepay to branch managers every month according to the estimated following month’s expenses which have been approved by our Chief Executive Officer. The branch managers then allocate the funds to district managers and staff for promotional activities across the country. In other words, such funds are held by branch mangers and will not be disbursed and expensed until they are used by districted managers and staffs. Branch managers then submit expense reports to the Company’s head office at the end of every month for review.

16. Issuance of Convertible Notes and Series of Warrants

9.	We note that you have accounted for the make good escrow agreement as a derivative instrument. Explain to us how your accounting takes into consideration the guidance of ASC paragraph 718- 10-S99-2.

Company Response: The reference to the make good agreement being “a derivative” in note 16 to the financial statements for the six months ended September 30, 2010 was an error. We have removed this reference in the notes to our financial statement for the nine months ended December 31, 2010. Our accounting did take into consideration the guidance of ASC paragraph 718-10-S99-2. Since the escrowed shares will be either released to the investors or returned to the make good pledgor without regard to any continued employement requirements and the specific facts and circumstances of this make good escrow agreement indicate that the arrangement is in substance an inducement made to facilitate the convertibale note transaction, the make good escrow arrangement should not be deemed to be compensatory in nature. Our financial statements for the nine months ended December 31, 2010 include an accrual for $293,029, which represents the fair value of the estimated number of shares that it is probable to be released to the investors under this arrangement for our potential failure to meet the performance targets set forth in the make good escrow agreement. ASC paragraph 718-10-S99-2 states that the discount should be amortized using the effective interest method. However, we expensed the entire amount of the discount during the quarter ended December 31, 2010. We believed that the difference between expensing the entire amount during the quarter ended December 31, 2010 and amortizing expense resulting from using the effective interest rate to be immaterial to the financial statement taken as a whole and thus passed on recording an adjustment.

18 Commitments and Contingencies, page F-31

10.	We note your response to comment 37 in our letter dated November 24, 2010, but note that disclosure here continues to refer to a completion date of December 31, 2009, for the office building.

Company Response: We noticed this error and made the correct disclosure in note 16 (Commitments and Contingencies) to the consolidated financial statements for the nine months ended December 31, 2010 that we expected that the project will be completed in April 2011.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86)22-2798-4033 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

Yayi International Inc.

By: /s/ Li Liu
        Li Liu
        Chief Executive Officer